UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                  MINGHUA GROUP INTERNATIONAL HOLDINGS LIMITED
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)

                                   6911 N 10 3
                                 (CUSIP Number)

              Beijing Qiang Long Real Estate Development Co., Ltd.
                               No. 95 Kangxi Road
                      Ba Da Xia Industrial Development Zone
                             Yanqing County, Beijing
                           People's Republic of China
                             011 - 86-136-001-56-359
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 8, 2004
         (Date of Event which Requires Filing Statement on Schedule 13D)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

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1. NAMES OF REPORTING PERSONS
   IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Beijing Qiang Long Real Estate Development Co., Ltd.

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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [__]
                                                                        (b) [__]


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3. SEC USE ONLY

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4. SOURCE OF FUNDS

         WC

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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEM 2(e) or 2(f)                                                     [__]


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6. CITIZENSHIP OR PLACE OF ORGANIZATION

         People's Republic of China

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       NUMBER OF           7.   SOLE VOTING POWER               15,000,000*
         SHARES

      BENEFICIALLY
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        OWNED BY           8. SHARED VOTING POWER               0

          EACH
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       REPORTING           9. SOLE DISPOSITIVE POWER            15,000,000*

      PERSON WITH
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                           10. SHARED DISPOSITIVE POWER         0

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         15,000,000*

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                          [__]


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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.39%*

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14. TYPE OF REPORTING PERSON

         CO

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*        Consists  of  4,535,486   shares  of  common   stock  and   unexercised
         subscription rights for the purchase of an additional 10,464,514 shares of the issuer's common stock. The unexercised subscription rights may be exercised on or before February 29, 2004 at a subscription price of $0.40. In determining the percentage of class represented by the amount in row (11), 15,000,000 shares were added to the total outstanding shares of the issuer's common stock.


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


                                EXPLANATORY NOTE

         On September 29, 2003, Minghua Group International Holdings Limited (the "Company") entered into a subscription agreement (Subscription Agreement), with Beijing Qiang Long Real Estate Development Co., Ltd. (the "Investor") pursuant to which the Investor irrevocably subscribed to purchase 15,000,000 shares of Minghua's common stock at a purchase price per share of $0.40 or for aggregate consideration of US$6,000,000. The subscription price is payable in Chinese Yuan Renminbi and is payable in installments. Upon signing the Subscription Agreement, Investor funded US$604,595 of the subscription price and was issued 1,511,488 shares of Minghua's common stock for such funds.

         On January 8, 2004, the Investor invested an additional (CYR)10,000,000 Chinese Yuan Renminbi (US$1,209,599) and was issued 3,023,998 shares of the Company's common stock.

         Under the Subscription Agreement,  the Investor must fund an additional
(CYR) 39,416,000 Chinese Yuan Renminbi on or prior to February 29, 2004. The Subscription Agreement provides the Investor with the right to appoint two members of the Company's five member board of directors once the full subscription price has been funded.

ITEM 1.  SECURITY AND ISSUER.

The name of the issuer is Minghua Group International Holdings Limited, which has its principal office located at Guangdong Bianfang Building, 10th Floor, Gujing Road, Futian District, Shenzhen, China 518033. This statement relates to the Company's common stock, $0.01 par value per share and rights to subscribe for such common stock.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(f).  Beijing  Qiang Long Real Estate  Development  Co.,  Ltd. This
Schedule 13D is being filed by the Investor, which is a corporation organized under the laws of the People's Republic of China. The Investor's principal business is acting as a real estate development and investing company. The address of the Investor's principal office is No. 95, Kangxi Road, Ba Da Xia Industrial Development Zone, Yanqing County, Beijing, People's Republic of China. During the last five years, the Investor has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Investor paid $604,595 for 1,511,488 shares of the Company's common stock on September 29, 2003, and $1,209,599 for 3,023,998 shares of the Company's common stock on January 8, 2004, in each case, using the Investor's working capital to fund the acquisition of shares. To date the subscription rights granted to the Investor for the purchase of an additional 10,464,514 shares of the Company's common stock under the Subscription Agreement have not been exercised and no funds have been transferred to the Company for such additional shares. When the remaining subscription rights (or any part thereof) are exercised by the Investor, then the Investor will use its working capital to fund the acquisition of the additional shares.


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

ITEM 4.  PURPOSE OF TRANSACTION.

         The Investor initially acquired the shares and related subscription rights solely for investment. However, the Investor may seek to obtain a controlling interest in the Company's capital stock in the future.

         (a)-(c) None.

         (d) The Subscription Agreement provides the Investor with the right to appoint two members of the Company's five member board of directors once the full subscription price has been funded.

         (e)-(j) None.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Amount of Securities Beneficially Owned: 15,000,000*

         (b) Number of shares as to which such person has:

                  (i) Sole power to vote or direct vote: 15,000,000*

                  (ii) Shared power to vote or direct vote: 0

                  (iii) Sole power to dispose of or direct disposition of shares: 15,000,000*

                  (iv) Shared power to dispose of or direct disposition of shares: 0

         (c)  Transactions  in  securities  of the Company  within last 60 days:
None.

         (d) Third party right to receive dividends or proceeds from sale of securities: None

         (e) Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

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*   Consists of 4,535,486  shares of common stock and  unexercised  subscription rights for the purchase of an additional 10,464,514 shares of the issuer's common stock. The unexercised subscription rights may be exercised on or before February 29, 2004 at a subscription price of $0.40. In determining the percentage of class represented by the amount in row (11), 15,000,000 shares were added to the total outstanding shares of the issuer's common stock.



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


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The subscription agreement pursuant to which the Investor acquired the shares and subscription rights described herein contains a provision that permits the Investor to appoint two designees to the Board of Directors of the Company upon funding the full amount required to purchase all 15,000,000 shares under the subscription agreement. The controlling stockholders of the Company, who are parties to the subscription agreement, have agreed to vote their shares of Company common stock in favor of the two Investor designees.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Regulation S Subscription Agreement, dated September 29, 2003 between the Company and the Investor, relating to subscription rights for 15,000,000 shares of the Company's Common Stock. (Incorporated by reference to Exhibit 1 to the initial filing of this Schedule 13D on October 14, 2003).


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


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 16, 2004

                                  BEIJING QIANG LONG REAL ESTATE
                                    DEVELOPMENT CO., LTD.


                                  By: /s/ Chang-de Li
                                      --------------------------
                                      Name: Chang-de Li
                                      Title: Chairman


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